# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Grupo Televisa, S.A.B., CIK 0000912892
CUSIP: 40049J206
Title of class of securities: Series A Shares ("A Shares"), Series B Shares ("B Shares"), Dividend Preferred Shares ("D Shares"), Series L Shares ("L Shares")
Address of issuer's principal executive offices: AV VASCO DE QUIROGA 2000, COLONIA SANTA FE, MEXICO, D.F., Mexico (O5), 5255526120
Date of event which requires filing of this statement: 06/03/2026
Filed by CIK 0002102845
Persons authorized to receive notices and communications: Bernardo Gomez Martinez, c/o Grupo Televisa, S.A.B., Av., Vasco de Quiroga No. 2000, Mexico City, Mexico (O5), 01210, 011525552612511

## Reporting persons
- Bernardo Gomez Martinez (CIK 0002102845): type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 710,028,540; shared voting power 24,028,511,141; sole dispositive power 24,738,539,681; shared dispositive power 0; aggregate amount beneficially owned 24,738,539,681 (7.1% of the class)
  Comment: The Shares reported herein consist of (i) 14,291,190,027 A Shares and 6,307,262,714 A Shares underlying the Convertible Debenture (as defined and further described in Item 4 below) representing 16.5% of the outstanding A Shares, assuming the conversion of the Convertible Debenture reported herein; (ii) 990,020,790 B Shares representing 1.8% of the outstanding B Shares; (iii) 1,575,033,075 D Shares representing 1.9% of the outstanding D Shares; and (iv) 1,575,033,075 L Shares representing 1.9% of the outstanding L Shares, and are based on approximately 118,614,113,375 A Shares, 54,882,207,692 B Shares, 83,562,738,595 D Shares and 83,562,738,595 L Shares outstanding as of March 31, 2026, as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission ("SEC") on April 30, 2026, adjusted to give pro forma effect to the conversion of the 6,307,262,714 A shares issuable upon conversion of the Convertible Debenture beneficially owned by the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Series A Shares ("A Shares"), Series B Shares ("B Shares"), Dividend Preferred Shares ("D Shares"), Series L Shares ("L Shares")
Name of issuer: Grupo Televisa, S.A.B.
Address of issuer's principal executive offices: AV VASCO DE QUIROGA 2000, COLONIA SANTA FE, MEXICO, D.F., Mexico (O5), 5255526120
Comment:
This Amendment No. 2 ("Amendment No. 2") amends the Schedule 13D filed by the Reporting Person with the SEC on January 5, 2026, as amended by Amendment No. 1, dated as of April 1, 2026 (as it may be amended from time to time, the "Schedule 13D") with respect to the Series A Shares of common stock, no par value (the "A Shares"), the Series B Shares of common stock, no par value (the "B Shares"), the Dividend Preferred Shares, no par value (the "D Shares"), and the limited-voting Series L Shares, no par value ("L Shares" and, together with the A Shares, the B Shares and the D Shares, the "Shares") of Grupo Televisa, S.A.B. (the "Issuer").

This Amendment No. 2 supplements Items 3, 4, 6 and 7 and amends and restates Items 5(a)-(c) as set forth below. Except as set forth herein, the information in the Schedule 13D is unchanged and has been omitted from this Amendment No. 2. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Schedule 13D.

The Shares trade on the Mexican Stock Exchange in the form of certificados de participacion ordinarios ("CPOs"), each of which currently comprises of 25 A Shares, 22 B Shares, 35 D Shares and 35 L Shares, and in the United States, in the form of global depositary shares, each of which represent 5 CPOs.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On June 3, 2026, the Reporting Person purchased from the Issuer a Convertible Debenture (as defined in Item 4) convertible into 6,307,262,714 A Shares, for an aggregate cash purchase price of Ps. 529,481,227.78.

## Item 4. Purpose of Transaction
Purpose of transaction:
On June 3, 2026 (the "Closing Date"), the Reporting Person purchased from the Issuer a zero-coupon mandatory convertible debenture (the "Convertible Debenture") convertible into 6,307,262,714 A Shares, for an aggregate purchase price of Ps. 529,481,227.78 in order to maintain the proportion of the Issuer's A Shares relative to the other series of shares of the Issuer's capital stock in light of the issuance of Convertible Debentures to other third parties. Accordingly, each of EAJ and AAN also agreed to subscribe for Convertible Debentures, convertible into 781,881,251 and 6,307,262,714 A Shares, respectively (as applicable, the "Conversion Shares"), under the same terms and at the same price per share as the Reporting Person.

The Convertible Debenture does not accrue interest, and will mature and be mandatorily convertible into A Shares on the earlier of (a) June 3, 2027 and (b) the date on which the Issuer defaults on liabilities in excess of $100,000,000, among other events of distress and default, subject to obtaining applicable regulatory authorizations (the "Maturity Date"), unless earlier converted pursuant to the terms of the Convertible Debenture.

The Convertible Debenture is not redeemable.

The Reporting Person also agreed to undertake, for a period of 360 (three hundred sixty) days counted from the Maturity Date, not to, without the prior written consent of the Issuer, directly or indirectly: (i) offer, pledge, sell, contract to sell, offer or sell, enter into any option or contract to sell, grant any option, right or warrant to purchase, lend, dispose of or otherwise transfer the A shares underlying the Convertible Debenture; (ii) enter into any derivative financial transaction, swap, forward contract, hedge or other contract or transaction that transfers, in whole or in part, directly or indirectly, the economic benefit of ownership of the A shares underlying the Convertible Debenture, regardless of whether such transaction is settled by delivery of the A shares underlying the Convertible Debenture, in cash or otherwise; or (iii) publicly announce the intention to carry out any of the transactions referred to in the foregoing subsections.

The foregoing summary of the Convertible Debenture does not purport to be complete and is qualified in its entirety by reference to the Convertible Debenture certificate, a copy of which is filed as Exhibit 99.2 to the Schedule 13D and is incorporated herein by reference.

In addition, on June 3, 2026, the Reporting Person entered in an agreement with EAJ, AAN and the Azcarraga Trust (the "Conversion Shares Voting Agreement"), pursuant to which EAJ, through the Azcarraga Trust, will have the right to exercise all voting rights attached to the Conversion Shares, with respect to the appointment, removal and/or ratification of members of the Issuer's board of directors so long as EAJ is not declared legally dead, incapacitated or absent and holds more than 13,329,746,451 of A Shares through the Azcarraga Trust. The Reporting Person will have the right to exercise all voting rights attached to the Conversion Shares other than those specified in the preceding sentence.

The foregoing summary of the Conversion Shares Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Conversion Shares Voting Agreement, a copy of which is filed as Exhibit 99.3 to the Schedule 13D and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages and the footnote on the cover page to this Schedule 13D for the aggregate number of Shares and percentage of Shares beneficially owned by the Reporting Person. The percentages used in this Schedule 13D are calculated based upon 340,621,798,257 Shares outstanding as of March 31, 2026, consisting of 118,614,113,375 A Shares, 54,882,207,692 B Shares, 83,562,738,595 D Shares and 83,562,738,595 L Shares, in each case as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on April 30, 2026, adjusted to give pro forma effect to the conversion of the 6,307,262,714 A Shares issuable upon conversion of the Convertible Debenture beneficially owned by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose:
See items 7 through 10 of the cover pages to this Schedule 13D and the footnote on the cover pages for the number and percentage of A Shares, B Shares, D Shares and L Shares beneficially owned by the Reporting Person as to which there is sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

Trust No. 11042181 (the "LTRP Trust") is a trust organized under the laws of Mexico as an equity compensation plan for employees of the Issuer. The LTRP Trust holds a certain number of shares which are not included in the number of A Shares, B Shares, D Shares and L Shares included in items 7 through 10 of the cover pages to this Amendment No. 2. Shares held in the LTRP Trust become vested over a period of years, reducing the number of Shares held in the LTRP Trust accordingly. A technical committee, all of whose members are employees of the Issuer, has the power to control the voting of Shares held by the LTRP Trust.
Transactions in the class effected during the past sixty days: The information set forth in Item 4 of this Statement is hereby incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.2 Convertible Debenture Certificate, dated June 3, 2026.

Exhibit 99.3 Conversion Shares Voting Agreement, dated June 3, 2026, by and among the Reporting Person, EAJ, AAN and the Azcarraga Trust.

## Signatures
- Bernardo Gomez Martinez: /s/ Bernardo Gomez Martinez, Bernardo Gomez Martinez (06/05/2026)